UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)
DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000
     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

From: Dave Côté
Sent: Monday, April 21, 2008 4:35 AM
To: staff
Subject: Blue Coat acquires Packeteer
To all Packeteer employees,
This morning Blue Coat announced that it has signed a definitive agreement to acquire Packeteer. I have attached a copy of the press release for you to read.
As you will note in the attached release, Blue Coat believes that “the acquisition of Packeteer enables us (Blue Coat) to make a major leap forward in our market leadership”.
Further, they look forward to the benefits of our products and technology as well as sales/channel resources in building their market position.
We will hold an all-hands meeting today at 10:00 a.m. Pacific Daylight Time to discuss this transaction. I encourage everyone to participate.
While the companies have signed a definitive agreement, until the transaction is closed, we continue to operate as two separate companies. I am counting on everyone to continue your work, and we are committed to providing everyone ongoing communications to keep you updated.
Thank you all for your efforts.
Best,
Dave